

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2011

Douglas L. Braunstein
Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017
By U.S. Mail and facsimile to (212) 622-0422

> **Re:** **JPMorgan Chase & Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **Form 8-K filed January 14, 2011**
> **File No. 001-05805**

Dear Mr. Braunstein:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Stephanie Hunsaker
Senior Assistant Chief Accountant